Consent of Independent Auditors
We hereby consent to the incorporation by reference into the registration statements on Form S-8 (No. 333-218710, 333-192555, 333-200228 and 333-206811) of B2Gold Corp. (the “Company”) of our report dated March 14, 2018 relating to the 2017 consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appears in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on March 14, 2018.
/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 14, 2018